EXHIBIT 1
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                         PRECISION DRILLING CORPORATION

                            NOTICE OF SPECIAL MEETING
                           TO BE HELD OCTOBER 31, 2005

    NOTICE IS HEREBY GIVEN that, pursuant to an order (the "INTERIM ORDER") of the Court of Queen's Bench of Alberta dated September 29, 2005, a special meeting (the "MEETING") of the holders of common shares ("COMMON SHARES") and the holders of options to purchase Common Shares ("OPTIONS") (collectively, the "SECURITYHOLDERS") of Precision Drilling Corporation ("PRECISION") will be held at the Metropolitan Conference Centre, 333 -- 4th Avenue S.W., Calgary, Alberta on Monday, October 31, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

        (a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying Information Circular dated October 3, 2005 (the "INFORMATION CIRCULAR") to approve a plan of arrangement (the "ARRANGEMENT") under section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"); and

        (b) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Arrangement Agreement in respect of the Arrangement is attached as Appendix C to the Information Circular.

    The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is September 30, 2005. Only Securityholders whose names have been entered in the respective registers of Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "SECURITIES") issued by Precision after the record date and prior to the Meeting, will be entitled to receive notice of and to vote at the Meeting.

    Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the ABCA and the Interim Order. A Securityholder's right to dissent is more particularly described in the Information Circular. FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 191 OF THE ABCA, AS MODIFIED BY THE INTERIM ORDER, MAY RESULT IN THE LOSS OF ANY RIGHT OF DISSENT.

    A SECURITYHOLDER MAY ATTEND THE MEETING IN PERSON OR MAY BE REPRESENTED BY PROXY. SECURITYHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING OR ANY ADJOURNMENT THEREOF IN PERSON ARE REQUESTED TO DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY (WHITE FOR HOLDERS OF COMMON SHARES AND GREEN FOR HOLDERS OF OPTIONS) FOR USE AT THE MEETING OR ANY ADJOURNMENT THEREOF. TO BE EFFECTIVE, THE ENCLOSED PROXY MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT THEREOF.

DATED at Calgary, Alberta, this 3rd day of October, 2005.

                                   BY ORDER OF THE BOARD OF DIRECTORS OF
                                   PRECISION DRILLING CORPORATION

                                   /s/ Hank B. Swartout

                                   Hank B. Swartout
                                   Chairman, President & Chief Executive Officer